DD
11/30

SEC SECURI[illegible]ISSION
Mail Processing
Section

12062905

NOV 29 2012

Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ED&F Man Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 42nd Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Levinson 212-618-2864
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OD
12/17

OATH OR AFFIRMATION

I, Peter J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition of E D & F Man Capital Markets Inc. as of September 30, 2012, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title



Notary Public

LORETTA A. WAGNER
Notary Public, State of New York
No. 01WA6039830
Qualified in Richmond County
Commission Expires April 10, 2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Member's Equity.
☐ (f) Statement of Changes in Subordinated Borrowings.
☒ (g) Notes to Financial Statements.
☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☐ (r) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

E D & F Man Capital Markets Inc.
September 30, 2012
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

E D & F Man Capital Markets Inc.

Statement of Financial ConditionSeptember 30, 2012

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Management
E D & F Man Capital Markets Inc.

We have audited the accompanying statement of financial condition of E D & F Man Capital Markets Inc. (the "Company") as of September 30, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of E D & F Man Capital Markets Inc. (the "Company") as of September 30, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

November 28, 2012

E D & F Man Capital Markets Inc.

Statement of Financial Condition

(In thousands)

September 30, 2012

Assets		
Cash	$	27,471
Trading assets ($79,678 were pledged to creditors)		91,631
Receivable from clearing broker		10,022
Fixed assets, net of accumulated depreciation and amortization of $160		3,832
Deferred tax asset		2,073
Due from affiliates		19
Other assets		2,227
Total assets	$	137,275
Liabilities and stockholder's equity		
Trading liabilities	$	98,794
Securities sold under agreements to repurchase		1,638
Due to affiliates		359
Accrued expenses and other liabilities		2,754
		103,545
Subordinated borrowings		20,000
Stockholder's equity		13,730
Total liabilities and stockholder's equity	$	137,275

See accompanying notes to statement of financial condition.

1. Organization and Nature of Business

E D & F Man Capital Markets Inc. (the "Company") is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of E D & F Man Derivatives Advisors, Inc. ("MDA" or the "Parent"). The Company is an indirect, wholly-owned subsidiary of E D & F Man Holdings Limited ("MHL"), a limited liability company incorporated in England. The Company's primary business lines consist of effecting transactions as a dealer in US government securities and as a broker in interest rate swaps and futures.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and as an Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC") and is approved as a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"), which are the Company's designated regulators. Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S dollars. The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Concentration of Credit Risk

At September 30, 2012, cash on the statement of financial condition consisted soley of cash. Primarily all of the Company's cash balance is with one financial institution which exceeds the federally insured limit. The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

2. Significant Accounting Policies (continued)

The Company clears its securities transactions on a fully disclosed basis through another broker dealer (the "Clearing Broker"). The Clearing Broker is also the custodian of the Company's securities. This can result in concentration of risk with this Clearing Broker. Such risk, however, is mitigated by the Clearing Broker's obligation to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the Clearing Broker.

Trading assets and liabilities

Trading assets and liabilities and the related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

The Company's financial instruments are reported in the statement of financial condition at fair value, or amounts that approximate fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements).

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount loaned.

2. Significant Accounting Policies (continued)

The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

The Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition when requirements of ASC 210-20, *Balance Sheet – Offsetting*, are met.

At September 30, 2012, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred with a fair value of $79,678. The collateral received was delivered to satisfy settlement of trading liabilities of the Company.

Receivable from Clearing Brokers

The Company clears its transactions through clearing brokers on a fully-disclosed basis. At September 30, 2012, receivable from clearing brokers includes clearing balances held at clearing brokers and the Company's trade date–settlement date adjustment.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation or amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 to 10 years for computers, software and leasehold improvements.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of E D & F Man Holdings Inc. (the "US Holding Company"). The Company accounts for income taxes on a separate company basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, Income Taxes ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of September 30, 2012, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10.

Stock Based Awards

The Company has share based compensation arrangements with certain of the Company's employees whereby they will be granted a fixed number of shares of MHL if these employees achieve specific performance conditions. Performance conditions generally include a stated service period and return on equity hurdle. The Company accounts for these awards as equity plans in accordance with ASC 718, Compensation – Stock Compensation. As such, the Company determines the fair value of the shares awards on the grant date and records the expense ratably over the vesting period subject to management's estimate of the likelihood of performance conditions being achieved.

2. Significant Accounting Policies (continued)

At each reporting period prior to vesting, the Company calculates the cumulative expense, representing the extent to which the vesting period has expired and management's best estimate of the number of equity instruments that will ultimately vest taking into account all vesting and performance conditions. The movement in cumulative expense from the prior statement of financial condition date is recognized in compensation liability, in the statement of financial condition, over the original vesting period.

3. Fair Value Disclosure

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.

Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example is an interest rate swap contract between a short-term floating interest rate and a fixed interest rate.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an

3. Fair Value Disclosure (continued)

insignificant impact on the fair value measurement of an instrument. Examples are certain collateralized loan obligations and certain derivatives valued using significant unobservable parameters.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs, would be classified as a Level 3 financial asset or liability, where the Level 3 inputs are significant in its measurement.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on as of September 30, 2012 within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Trading Assets:				
U.S. government and agency securities	$ 62,188	$ 29,443	$ -	$ 91,631
Liabilities				
Trading Liabilities:				
U.S. government and agency securities	$ 77,598	$ 21,196	$ -	$ 98,794

US Government securities are valued using quoted market prices, or alternative pricing sources. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Agency securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange to classify them as Level 1.

Financial assets that are carried at contractual amounts that approximate fair value include Cash, Resale agreements and Receivables. Financial liabilities that are carried at contractual amounts that approximate fair value include Repurchase agreements, Subordinated borrowings and Accrued expenses and other liabilities. These financial instruments are generally short term in nature and bear interest rates that approximate market rates.

(In thousands, except shares)

4. Fixed Assets

Details for fixed assets as of September 30, 2012 are as follows:

	Estimated Life	Cost	Accumulated Depreciation and Amortization	Net Book Value
Equipment	5 years	$ 1,252	$ 89	$ 1,163
Software	3 years	1,801	71	1,730
Leasehold improvements	10 years	939	-	939
		$ 3,992	$ 160	$ 3,832

5. Subordinated borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to MDA of $20,000, maturing on September 28, 2015. The interest rate, which will reset periodically, is based on LIBOR plus 450 basis points.

6. Commitments and Contingent Liabilities

The Company leases office space in New York and Chicago under operating leases expiring in May 2022 and March 2022, respectively. These leases are secured by guarantees issued by MHL, the Company's ultimate parent.

(In thousands, except shares)

6. Commitments and Contingent Liabilities (continued)

Aggregate future minimum rental payments in the period and years subsequent to September 30, 2012 are approximately as follows:

Year ending September 30:		
2013	$	1,612
2014		1,877
2015		1,779
2016		1,775
2017 and thereafter		10,793
Total	$	17,836

The Company's rental payments for the Chicago office will be offset by revenue received through a Sublease Agreement ('the Sublease") which expires September 2014. Future sublease income receipts for the years ending September 2013 and 2014 will be $105 and $109, respectively.

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

7. Related Party Transactions

The Company maintains operating balances with affiliated entities, E D & F Man Treasury Management plc ("MTM"), Agman Holdings Limited ("Agman"), E D & F Man Sugar Inc. ("Sugar"), ED&F Man Capital Markets Ltd. ("MCM Ltd") and MDA. MTM is responsible for administering the treasury function within the ED&F Man group. The central location of the treasury function ensures accurate bookkeeping across the group. Agman is an intermediate holding company within the ED&F Man group of companies and is indirectly within the ownership chain of the Company. The Company pays or receives interest on the balances with

(In thousands, except shares)

7. Related Party Transactions (continued)

MTM. Due to affiliates in the statement of financial condition includes amounts due to Agman, MCM Ltd., MDA and Sugar of $224, $48, $39 and $47 respectively. Due from affiliates in the statement of financial condition is an amount due from MTM of $19.

8. Stock Based Awards

In accordance with ASC 718, *Compensation – Stock Compensation*, as these awards are classified as equity awards, the fair value of the awards are determined at grant date based on the calculated net asset value per share of MHL. The cumulative expense is reassessed at each statement of financial condition date based on management's estimate of awards that are expected to vest. As of September 30, 2012 management has determined that it is not probable that the performance conditions on these awards will be achieved, therefore no liability has been recorded during the period related to these awards.

The following table illustrates the number and movements in share awards outstanding during the year ending September 30, 2012:

	Number of Shares
Outstanding at October 1, 2011	–
Granted (fair value of $3.67 per share)	1,485,014
Exercised	–
Forfeited	–
Lapsed	–
Outstanding at September 30, 2012	1,485,014

Awards outstanding, subject to achievement of performance conditions, generally vest over a 36 or 42 month period from the grant date.

(In thousands, except shares)

8. Stock Based Compensation (continued)

Employee Benefit Plans

Substantially, all employees of the Company are covered by ED&F Man Holdings, Inc.'s defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

9. Regulatory

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for futures commission merchants and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the basic method of the Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $100 or 6 2/3% (12 1/2% in the first year of operations) of aggregate indebtedness, as defined, or $45 as a registerd Introducing Broker with the CFTC.

At September 30, 2012, the Company's net capital of $25,291 was $24,902 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

10. Taxation

The Company's statement of financial condition recognizes the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate taxpayer rather than a member of the US Holding Company's consolidated income tax return group.

On a separate company basis, the Company incurred net operating losses for federal, state and local income tax purposes for the year ended September 30, 2012. Since the Company is included in the consolidated federal and combined state and local income tax returns with US Holding Company, the net operating loss can be used to offset current and future income generated by the US Holding Company and its subsidiaries, but may be limited on a consolidated basis.

(In thousands, except shares)

10. Taxation (continued)

As of September 30, 2012, the Company has recorded a deferred tax asset of $2,073 in its statement of financial condition. The deferred tax asset consists primarily of net operating loss (NOL) generated from current year operations and is due to expire in 2031.

The Company accrues the income tax benefit at the enacted statutory rate.

The Company is subject to the provisions in Accounting Standards Codification Topic 740-10, *Accounting for Uncertainties in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of September 30, 2012. The US Holding Company is currently undergoing a federal income tax audit for its consolidated tax return for the tax year ended September 30, 2009 and 2010. These years and 2011 remain open for IRS tax review purposes.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits. During the year ended September 30, 2012, the Company did not accrue any interest or penalties.

11. Subsequent Events

In October 2012, the Company's application to obtain a Futures Commission Merchant license was approved by the NFA.

The Company has evaluated subsequent events through November 28, 2012, the date on which the statement of financial condition is being issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

